FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

September 22, 2005

THE FOLLOWING NEWS RELEASE HAS BEEN REDACTED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6K

SOUTHWESTERN RESOURCES ANNOUNCES

A $21.6 MILLION BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States.

September 21, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) has today entered into an agreement with a syndicate of underwriters (the ”Underwriters”) [INTENTIONALLY DELETED] under which the underwriters have agreed to buy 2,000,000 common shares from Southwestern at an issue price of $10.80 per common share, representing an aggregate offering of $21,600,000.

The Company will grant the underwriters an option, exercisable up until 48 hours prior to the closing date of the offering, to purchase up to an additional 450,000 common shares at the issue price.  The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering, exercisable at the issue price.  The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.  Closing is expected on or about October 11, 2005.

The offering is being made in the Provinces of British Columbia, Alberta, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

[INTENTIONALLY DELETED]

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

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